# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIOFORCE NANOSCIENCES HOLDINGS, INC., CIK 0001310488
CUSIP: 09064C206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD, SUITE 230, VIRGINIA BEACH, Virginia (VA), 23454
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0002132998
Persons authorized to receive notices and communications: Richard Kaiser, 2020 General Booth Blvd., Ste. 230, Virginia Beach, Virginia (VA), 23454, 7573066090

## Reporting persons
- Nexus Capital Investments, Inc. (CIK 0002132998): type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 26,700,000; shared voting power 26,700,000; sole dispositive power 26,700,000; shared dispositive power 26,700,000; aggregate amount beneficially owned 26,700,000 (79.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIOFORCE NANOSCIENCES HOLDINGS, INC.
Address of issuer's principal executive offices: 2020 GENERAL BOOTH BLVD, SUITE 230, VIRGINIA BEACH, Virginia (VA), 23454

## Item 2. Identity and Background
Name of person filing: Gretchen Privett, President and Secretary, Nexus Capital Investments, Inc., a Wyoming Corporation.
Residence or business address: 125 Old Monroe Road, Athens, GA, 30606
Present principal occupation or employment: Nexus Capital Investments, Inc., President and Secretary, 125 Old Monroe Road, Athens, GA, 30606
Criminal convictions in the last five years: NONE
Civil proceedings (securities laws) in the last five years: NONE
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting entity acquired the 26,700,000 shares of common stock of BFNH in a private transaction for the purchase price of $400,000, and such funds were obtained through operational working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) N/A
(b) BFNH and the Reporting Entity reserve the right to engage in the acquisition of other entities in the form of a merger or acquisition in the future;
(c) BFNH and the Reporting Entity reserve the right to engage in the sale or transfer of a material amount of assets in the future;
(d) No changes are forthcoming but the Conpany the reserves the right to change the management, the board and their terms in the future;
(e) BFNH reserves the right to change the capital structure of the Company in the future.
(f) N/A
(g)N/A
(h)N/A
(i) N/A
(jj) N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 26,700,000 is approximately 79.6% based on 33,549,005 shares of common stock outstanding as reported in BFNH's June 30, 2026 Form 10Q.
Number of shares as to which each person has sole or shared power to vote or dispose: 26,700,000
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, during the past 60 days the Reporting Persons has not effected trades in the shares of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No other persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons, as of the date hereof, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any other persons with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Nexus Capital Investments, Inc.: /s/ Gretchen Privett, Authorized Officer (09/04/2026)